October 2, 2019

Scott Durbin
Chief Executive Officer
Viveve Medical, Inc.
345 Inverness Drive South
Building B, Suite 250
Englewood, CO 80112

       Re: Viveve Medical, Inc.
           Registration Statement on Form S-1
           Filed September 5, 2019
           File No. 333-233639

Dear Mr. Durbin:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 5, 2019

Calculation of Registration Fee table, page i

1. When relying on Rule 457(o), except when using the unallocated shelf procedure available to issuers that are primary eligible to use Form S-3, the aggregate dollar amount associated with each class of securities offered must be disclosed in the "Calculation of
       Registration Fee" table. See Section II.A.2.a of SEC Release No. 33-7168 (May 11, 1995)
       and the Note to the Calculation of Registration Fee section of Form S-1. Please revise your fee table to include the proposed maximum aggregate offering price for each class of securities offered.
 Scott Durbin
FirstName LastNameScott Durbin
Viveve Medical, Inc.
Comapany 2019
October 2, NameViveve Medical, Inc.
October 2, 2019 Page 2
Page 2
FirstName LastName
Description of Securities, page 41

2. We note that your forum selection provision in Section 8 of your amended and restated
         bylaws identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please revise your prospectus to clearly and prominently describe the provision. Describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors' ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that
         Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the
         Securities Act or the rules and regulations thereunder. If the provision applies to
         Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tom Jones at (202) 551-3602 or Tim Buchmiller, Senior Attorney, at
(202) 551-3635 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               CF Office of
Life Sciences
cc:      Mitchell S. Bloom, Esq.